                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                              (Amendment No. __)


                               VITAL IMAGES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   92846N 10 4
                                 (CUSIP Number)

                                FEBRUARY 27, 1998
             (Date of Event Which Requires Filing of This Statement)


         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Cover page continued on next page)

                                Page 1 of 6 Pages

                                  SCHEDULE 13G

----------------------                                      ------------------
CUSIP NO. 92846N 10 4                                       PAGE 2 OF 6 PAGES
----------------------                                      ------------------

-------------- -----------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Vincent J. Argiro
                       S.S.N. ###-##-####

-------------- -----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)[ ]
               Not Applicable                                       (B)[ ]

-------------- -----------------------------------------------------------------
      3        SEC USE ONLY



-------------- -----------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION
                                              U.S.A.
------------------------- ------------ -----------------------------------------
       NUMBER OF               5       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                       268,910 shares
                          ------------ -----------------------------------------
        OWNED BY               6       SHARED VOTING POWER
          EACH
                                               0 shares
                          ------------ -----------------------------------------
       REPORTING               7       SOLE DISPOSITIVE POWER
         PERSON
                                         268,910 shares
                          ------------ -----------------------------------------
          WITH                 8       SHARED DISPOSITIVE POWER

                                               0 shares
-------------- -----------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       268,910 shares
-------------- -----------------------------------------------------------------
     10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
               EXCLUDES CERTAIN SHARES*                                [X]

               Does not include 1,550 shares which may be purchased upon the exercise of a currently exercisable option owned by the reporting person's spouse. The reporting person disclaims beneficial ownership of such shares.
-------------- -----------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       5.58%
-------------- -----------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*
                       IN
-------------- -----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A). NAME OF ISSUER.

           Vital Images, Inc.


ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

           3100 West Lake Street, Suite 100
           Minneapolis, MN 55416-4510


ITEM 2(A). NAME OF PERSON FILING.

           Vincent J. Argiro


ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

           3100 West Lake Street, Suite 100
           Minneapolis, MN 55416-4510


ITEM 2(C). CITIZENSHIP.

           United States of America


ITEM 2(D). TITLE OF CLASS OF SECURITIES.

           Common stock, $.01 par value


ITEM 2(E). CUSIP NO.

           92846N 10 4

                               Page 3 of 6 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO (S) 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON IS A:

[ ] (a) Broker or Dealer registered under Section 15 of the Act;

[ ] (b) Bank as defined in Section 3(a)(6) of the Act;

[ ] (c) Insurance Company as defined in Section 3(a)(19) of the Act;

[ ] (d) Investment Company registered under Section 8 of the Investment Company
        Act of 1940;

[ ] (e) An investment Adviser in accordance with (S) 240.13d-1(b)(1)(ii)(E);

[ ] (f) An employee benefit plan or endowment fund; in accordance with
        (S) 240.13d-1(b)(1)(ii)(F);

[ ] (g) A parent holding company or control person  in accordance with
        (S) 240.13d-1(b)(1)(ii)(G);

[ ] (h) A savings associations as defined in Section 3(b) of the Federal Deposit
        Insurance Act;

    (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

    (j) Group, in accordance with (S) 240.13d-1(b)(1)(ii)(H).

    Not Applicable.

    If this statement is filed pursuant to (S) 240.13d-1(c) check this box [X].


ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1:

(a) Amount Beneficially Owned:                               268,910 shares

(b) Percent of Class:                                           5.58 %

(c) Number of shares as to which such person has:

    (i)   Sole power to vote or to direct the vote:          268,910 shares

    (ii)  Shared power to vote or to direct the vote:              0 shares



                               Page 4 of 6 Pages

    (iii) Sole power to dispose or to direct the
          disposition of:                                    268,910 shares

    (iv)  Shared power to dispose or to
          direct the disposition of:                               0 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


ITEM 10. CERTIFICATION.

         See Signature Page.




                               Page 5 of 6 Pages
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                                    SIGNATURE

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:  March 18, 1998.


                                              /S/ VINCENT J. ARGIRO
                                              -----------------------------
                                              Vincent J. Argiro




                                Page 6 of 6 Pages